                                                           Exhibit 99(a)(5)(WW)


[SIMON PROPERTY GROUP LOGO]                                     [WESTFIELD LOGO]


SIMON CONTACT:                                                         WESTFIELD  CONTACT:
Shelly Doran                  George Sard/Paul Caminiti/Hugh Burns     Katy Dickey
Simon Property Group, Inc.    Citigate Sard Verbinnen                  Westfield America
317/685-7330                  212/687-8080                             310/445-2407



        SIMON PROPERTY GROUP AND WESTFIELD AMERICA ANNOUNCE THAT MICHIGAN
           FEDERAL COURT HAS ENJOINED TAUBMAN FAMILY AND FRIENDS FROM
                 VOTING THEIR 33.6% CONTROLLING BLOCK OF SHARES.

         NEW YORK, MAY 8, 2003 - Simon Property Group, Inc. (NYSE: SPG) and Westfield America, Inc., the U.S. subsidiary of Westfield America Trust (ASX:
WFA) today announced that the United States District Court for the Eastern District of Michigan has confirmed its ruling of May 1, 2003 that the Taubman family and friends may not vote their 33.6% controlling block of shares in Taubman Centers, Inc. (NYSE: TCO) unless a majority of disinterested shareholders approve voting rights for those shares. The Court held that the formation of a group in November 2002 by the Taubman family and friends to vote the 33.6% controlling block of shares was a "control share acquisition" and, therefore, none of the shares comprising the 33.6% block, INCLUDING THE SERIES B PREFERRED STOCK HELD BY THE TAUBMAN FAMILY, can be voted unless and until voting rights for those shares have been approved by TCO's shareholders. The Court rejected the Taubmans' claim that the injunction applies only to 3% of the Company's voting power.
         The Court also held that the TCO board breached its fiduciary duties by recently enacting a bylaw amendment which makes it more difficult for shareholders to call a special meeting to remove impediments to the SPG/Westfield offer. The Court, however, did not reach the merits of plaintiffs' claims for breach of fiduciary duty concerning the 1998 issuance of Series B Preferred Stock to the Taubman family, and dismissed those claims on procedural grounds.
         SPG and Westfield were appalled at the press release issued by TCO characterizing the Court's ruling on the Control Share Act as "outlandish." The disrespect the Taubmans have shown to their shareholders since last October has now extended to the federal judiciary.

         David Simon, CEO of SPG, and Peter Lowy, CEO of Westfield, issued the following joint statement: "We are very pleased that the Court has confirmed that the Taubman family and friends may not vote their 33.6% controlling block of shares unless TCO's public shareholders approve voting rights for those shares. We remain committed to give TCO's shareholders the opportunity to accept our $20 per share all cash offer and today's Court decision is a significant step in that direction."

                                      * * *

         The $20.00 per share all-cash offer for TCO shares will expire on midnight, New York City time, on May 30, 2003, unless further extended. The complete terms and conditions of the offer are set forth in the Offer to Purchase, as amended, and the related Letter of Transmittal, copies of which are on file with the SEC and available by contacting the information agent, MacKenzie Partners, Inc. at (800) 322-2885. Merrill Lynch & Co. is acting as financial advisor to SPG and Westfield America, Inc. and is the Dealer Manager for the Offer. Willkie Farr & Gallagher is acting as legal advisor to SPG and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to Westfield America, Inc. Simpson Thacher & Bartlett is acting as legal advisor to Merrill Lynch & Co.

ABOUT SIMON PROPERTY GROUP
Headquartered in Indianapolis, Indiana, Simon Property Group, Inc. is a real estate investment trust engaged in the ownership and management of income-producing properties, primarily regional malls and community shopping centers. Through its subsidiary partnerships, it currently owns or has an interest in 241 properties containing an aggregate of 183 million square feet of gross leasable area in 36 states, as well as nine assets in Europe and Canada and ownership interests in other real estate assets. Additional Simon Property Group, Inc. information is available at http://about.simon.com/corpinfo/index.html.

ABOUT WESTFIELD AMERICA, INC.
Westfield America, Inc. is the United States subsidiary of Westfield America Trust (ASX: WFA), the second-largest property trust listed on the Australian Stock Exchange. WFA owns a majority interest in the Westfield America portfolio of 63 centers, branded as Westfield Shoppingtowns. Westfield Shoppingtowns are home to more than 8,400 specialty stores and encompass 64 million square feet in the states of California, Colorado, Connecticut, Florida, Illinois, Indiana, Maryland, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio and Washington.

                                      # # #

IMPORTANT INFORMATION
This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any TCO shares, and is not a solicitation of a proxy. Simon Property Group, Inc. and Simon Property Acquisitions, Inc., a wholly owned subsidiary of Simon Property Group, Inc. filed a tender offer statement on Schedule TO with the Securities and Exchange Commission on December 5, 2002 (as amended), with respect to the offer to purchase all outstanding shares of TCO common stock. Investors and security holders are urged to read this tender offer statement as amended because it contains important information. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by SPG and Westfield America, Inc. with the Commission at the Commission's web site at http://www.sec.gov. The tender offer statement and any related materials may also be obtained for free by directing such requests to MacKenzie Partners, Inc. at (800) 322-2885.

SPG and Westfield America, Inc. and certain other persons may be deemed participants in the solicitation of proxies from the shareholders of TCO in connection with TCO's 2003 Annual Meeting of Shareholders. Information concerning such participants is available in the tender offer statement and other documents filed by SPG and Westfield with the Commission as described above, and further information will be available in SPG/Westfield's Preliminary Proxy Statement and Definitive Proxy Statement to be filed with the Commission in connection with the solicitation of proxies in due course.

Shareholders of TCO are advised to read SPG/Westfield's Definitive Proxy Statement in connection with SPG/Westfield's solicitation of proxies from TCO shareholders when it becomes available, because it will contain important information. Shareholders of TCO and other interested parties may obtain, free of charge, copies of the Preliminary Proxy Statement and the Definitive Proxy Statement (when available), and any other documents filed by SPG/Westfield with the Commission in connection with the proxy solicitation at the Commission's website as described above. The Preliminary Proxy Statement and the Definitive Proxy Statement (when available) and these other documents may also be obtained free of charge by contacting MacKenzie Partners, Inc., the firm assisting SPG/Westfield in the solicitation of proxies, toll-free at the number listed above.

FORWARD-LOOKING STATEMENTS
This release contains some forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.



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